Mail Stop 4561

December 28, 2007

Mr. Scott L. Bok, Chief Executive Officer
GHL Acquisition Corp.
300 Park Avenue, 23rd Floor
New York, NY 10022

> **Re:** **GHL Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed November 30, 2007**
> **File No. 333-147732**

Dear Mr. Bok:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You appear to be registering the shares underlying the warrants pursuant to Rule 415. Please revise the registration statement cover page and the undertakings accordingly.

2. Please review and revise your prospectus to comply with the requirement that information be presented in "plain English." Throughout your document, information is repeated verbatim in multiple places, including within the same section. Where possible, please eliminate duplicative disclosures.

3.   If you have a website, please disclose the website address in your registration statement.

Summary, page 1

4.   In your discussion of the experience of your officers and the resources of Greenhill, please disclose that your officers will not be employees of the company and will not be obligated to dedicate any specific amount of time to the affairs of the company and that you do not intend to have any employees prior to consummation of a transaction. In addition, please disclose that you have no contractual arrangements with Greenhill with respect to advisory or other services.

5.   On page 2, you refer to the collective experience of 190 years of the nine managing directors. Please provide information as to the experience of each director individually or remove this statement.

Conflicts of interest, page 9

6.   Please specifically identify any Greenhill managed entities that will compete with you for acquisitions and briefly describe the amount each fund has available to invest and any time periods in which it must make an investment.

7.   In this section and in the risk factor on page 29, you indicate that there are many potential conflicts of interest and note that shareholders should assume that all conflicts will be resolved unfavorably for you. Please expand your discussion to explain why the fiduciary duties your officers owe to other entities will trump the duties they owe to you and your shareholders.

Conversion rights for public stockholders voting to reject our initial business combination, page 15

8.   In this section, you note that if a public stockholder acts in concert with any person, including nonaffiliates, in voting against the combination, the group will be subject to restrictions on their conversion rights. Please explain how you will make this determination with respect to nonaffiliates.

Risks, page 20

9.   Please move the summary risk factor section so that it follows the description of Greenhill and the targeted investment. Please briefly describe each of the most significant risks of the offering.

Risk Factors, page 23

10.   Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note the risk factors on page 38 regarding the lack of a market for your securities and the possibility of you being deemed an investment company. Alternatively, please revise such risk factors to demonstrate risks specific to you.

Under Delaware General Corporation Law, a court could…, pages 26

11.   Please revise the risk factor to more succinctly highlight the risk. For example, please substantially reduce the summary of the charter provisions that are detailed at length elsewhere in the prospectus.

Use of Proceeds, page 42

12.   On page 45, you note that you issued a promissory note to Greenhill for $250,000 received, that the note accrues interest at 8.5%, and that you are to repay it upon the consummation of the offering. Further, you note that this amount will be repaid out of the proceeds not being placed in the trust account. Please explain how the additional money owed will be paid, as you have only allocated $225,000 to stay outside of the trust account.

Dilution, page 47

13.   We note you disclose the dilution to investors in this offering. It appears that the net tangible book value before this offering should be negative $0.02. Please revise.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 50

Liquidity and Capital Resources, page 50

14.   On page 51, you indicate that $4,995,000 will be used for working capital purposes. This amount differs from the amount allocated in the table on page 42. Please clarify.

15.   In light of the ability of 30% of the shareholders to exercise conversion rights and the requirement that you enter into a business combination equal to 80% of the balance in the trust account at the time of the business combination, please discuss the likelihood of needing additional financing.

Fair market value of target business or businesses and determination of offering amount, page 59

16.   In this section and throughout the registration statement you note that you may enter into an initial business combination with more than one business. Please disclose whether shareholders will have the opportunity to approve each separate transaction.

Employees, page 72

17.   In this section, you indicate you have five officers; however, only three officers are listed in the management section on page 74. Please revise or advise.

Conflict of Interest, page 77

18.   On page 78, following your reference to the lack of fiduciary obligations of Greenhill, please briefly describe the fiduciary obligations of your officers who are Greenhill employees.

Exhibits

19.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick at 202-551-3295 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Deanna L. Kirkpatrick, Esquire (by facsimile)